August 14, 2012

Via EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Mr. Martin James
Senior Assistant Chief Accountant

Re:	AU Optronics Corp. Form 20-F for the Fiscal Year Ended December 31, 2011 Filed April 27, 2012 File No. 001-31335

Dear Mr. James:

This letter sets forth the responses of AU Optronics Corp. (“AUO” or the “Company”) to the comments the Company received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated July 31, 2012.

For your convenience, we have included herein each of the Staff’s comments in italics, and the Company’s responses are set forth immediately below the corresponding Staff comment.

Form 20-F for the Fiscal Year Ended December 31, 2011

Item 18. Consolidated Financial Statements

Note 27. Summary of Significant Differences between Accounting Principles Generally Accepted in the Republic of China and Accounting Principles Generally Accepted in the United States of America, page F-89

1.	We note from your response to prior comment 1 that although pursuant to ASC 450-20-50, you regularly evaluate the probability of a potential loss of all your litigation, claims or assessments to determine whether a liability has been incurred and whether a liability should be recorded, you have not disclosed individual accrued amounts or amounts of possible losses for contingencies because you believe such disclosure would harm both you and your investors. However, as shown in the implementation guidance beginning at ASC 450-20-55, the disclosures required by ASC 450-20-50 can be provided without causing harm to you or your investors. In particular, we note that these disclosures may be provided on an aggregated basis. Please confirm that you will comply in future filings.

Response

In response to the Staff’s comment, in future filings, the Company will disclose the recorded liability regarding litigation and claims on an aggregated basis, as well as the amounts of possible losses for contingencies thereof on an aggregated basis, otherwise the Company will state that such an estimate cannot be made.

2.	To help us better understand the impact of the information not disclosed in this Form 20-F, and with a view towards disclosure in future periods, please tell us the amount you have accrued for the claims discussed in this note. Additionally, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either provide us an estimate of the additional loss or range of loss, or state that such an estimate cannot be made. If true, you may state that the estimate is immaterial in lieu of providing quantified amounts. Please refer to ASC 450-20-50.

Response

In response to the Staff’s comment, the aggregate amount in accrued liabilities for the litigation matters described by the Company in Note 24 of the Form 20-F was approximately USD 654 million on December 31, 2011 and in future filings, the Company will disclose the recorded liability regarding litigation and claims on an aggregated basis. KPMG was aware of this accrual and advised the Company to disclose the amounts. However, for the reasons described in the Company’s July 25, 2012 response to the Staff’s July 11, 2012 comment letter, the Company determined not to disclose in the Form 20-F the amounts of possible loss or the liability amounts specifically accrued.

Although there is a reasonable possibility that losses exceeding amounts already accrued may occur, the Company advises the Staff that, with the exception of the DOJ case, management of the Company is unable to determine such estimates of losses or range of losses with respect to the claims disclosed in Note 24. Management of the Company is unable to determine such estimates because certain of the cases are in the early stages, some have been settled or resolved through settlement agreements or patent license agreements, and others are pending appeal and the ultimate outcomes are uncertain. As to the antitrust matters (the DOJ matter is further explained in our response to comment 3), there is also considerable ambiguity and uncertainty regarding the ultimate resolution of such matters, including the amounts of potential losses, fines, penalties or business impact, if any.

3.	We note from your response to prior comment 2 that you developed a range of possible losses related to the US DOJ matters and, as no amount within the range of loss appeared to be a better estimate, you recorded the minimum amount within the range. Please quantify for us the estimated range of loss specific to the US DOJ matter and the accrual recorded as of December 31, 2011. In addition, please tell us how the settlement with the Indirect Purchaser Plaintiffs as disclosed in your July 12, 2012 Form 6-K impacted your accrual for loss contingencies.

Response

The court in the US DOJ matter currently is scheduled to announce the amount of the fine to be imposed on the Company on September 14, 2012. The Company believes that disclosure of its accrual and range of loss prior to the court’s determination of the fine could seriously compromise the Company’s litigation position and, as such, cause harm to the Company and its investors. Such information, if prematurely available to the US DOJ:

•	could provide the Antitrust Division of the US DOJ with prejudicial information regarding the Company’s arguments, evidence and contentions to be made during the sentencing presentation;

•	could provide the Antitrust Division of the US DOJwith prejudicial information that could be used against the Company in settlement negotiations; and

•

could permit the Antitrust Division of the US DOJ, as the Company’s litigation adversary, to discover and obtain detailed information to which it is not now entitled by virtue of the attorney-client privilege and attorney work product doctrine, which federal courts routinely protect as confidential.

Accordingly, the Company respectfully submits to the Staff that the Company will disclose the estimated range of loss specific to the US DOJ matter and the accrual recorded as of December 31, 2011 in respect thereof to the Staff by filing a supplemental response letter at such time as the court announces the amount of fines, which currently is scheduled to occur on September 14, 2012.

The Company provided disclosure of the US DOJ matter in the Note 24(e)(2) of its Form 20-F and it disclosed the guilty verdict returned by the jury on March 14, 2012 (Taiwan time) in the Note 26, Subsequent Events, of its Form 20-F. The Company believes that the disclosures in Note 26 meet the requirements of ASC 855-10. With respect to type I subsequent events, ASC 855-10 requires the Company to provide additional information regarding the condition that existed at the balance sheet date. Therefore, in Note 26, the Company stated that the fine will be issued by the court within the next few months and that there are a number of alternative ways that the amount of the fine can be determined. Management consulted with counsel and re-evaluated the appropriateness of the previously recorded provisions and, based on such consultation and various unknown factors and uncertainties, management determined that while the actual fine imposed may be materially higher than the Company’s provision, no significant adjustment was necessary at the time of filing. In addition, the Company also stated in Note 26 that the actual amount of the fine as determined by the court could be materially different from the recorded accrued liability. The Company believes the disclosure in the Note 26 presented the status of the US DOJ matter and its potential impact on the Company’s financial statements at the time of filing as required by ASC 855-10.

Regarding the settlement with the Indirect Purchaser Plaintiffs, please refer to the Form 6-K issued on July 25, 2012. The settlement did not have a material impact because the Company previously had made an appropriate accrual for this loss contingency.

4.	In your response to prior comment 3 you told us that you did not disclose a US GAAP accounting policy for loss contingencies because there is no difference between ROC GAAP and US GAAP. However, we noted no disclosure of your ROC GAAP accounting policy for loss contingencies. As such, please revise future filings to include footnote disclosure of your accounting policy for loss contingencies.

Response

In response to the Staff’s comment, the Company will disclose its accounting policy for loss contingencies in future filings in its Summary of Significant Accounting Policies as follows:

(u) Loss Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. Such accruals are adjusted as further information develops or circumstances change.

In connection with the foregoing responses, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or comments regarding, or require further information or clarification of, any of the responses provided in this letter or if the Commission has any questions with respect to AUO’s Annual Report on Form 20-F, please contact the undersigned (Tel: 886-3-500-8800; Fax: 886-3-564-3370) or Alfred Wei/Kenneth Bunce of KPMG (Tel: 886-3-579-9955; Fax: 886-3-563-2277).

Sincerely yours,

AU Optronics Corp.

By:	/s/ Andy Yang
Name: Andy Yang
Title: Chief Financial Officer

cc:	Arman Pahlavan
Squire Sanders (US) LLP

Alfred Wei
KPMG Taiwan

Kenneth Bunce
KPMG USCMG